Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia to Report First-Quarter
2009 Financial Results on June 9
HONG KONG, May 22, 2009 — GigaMedia Limited (NASDAQ: GIGM) announced today it will report its first-quarter 2009 financial results on Tuesday, June 9, 2009 before the market opens.
Management will hold an investor webcast on June 9, 2009 at 8:00 a.m. Eastern Daylight Time, which is 8:00 p.m. Hong Kong Time on June 9, 2009, to discuss GigaMedia’s first-quarter 2009 performance. A link to the live and archived webcast will be available at www.gigamedia.com.tw.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of Taiwan’s largest online MahJong game sites, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
# # #